06006947

AB 3/29/06*

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED MAR 01 2006 PROCESSING SECTION

SEC FILE NUMBER
8- 51345

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CFT Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

379 Thornall Street, 6th Floor
(No. and Street)

Edison (City) NJ (State) 08837 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Gary A. Budlow 732-632-4146
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Untracht Early LLC
(Name – *if individual, state last, first, middle name*)

325 Columbia Turnpike (Address) Florham Park (City) NJ (State) 07932 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 08 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Gary A. Budlow, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CFT Securities, LLC, as of ______, 20____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President, Chief Executive Officer

Title

CHAN KIM
NOTARY PUBLIC OF NEW JERSEY
Commission Expires 2/20/2007
Notary Public

Sworn to and subscribed before me this 27th day of Feb, 2006

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CFT Securities, LLC
(f/k/a Quellos Brokerage Services, LLC)

Report on Audit of Financial Statement
and Supplemental Report on Internal Control
Pursuant to Rule 17a-5 of the
Securities Exchange Act of 1934

December 31, 2005

CFT Securities, LLC
(f/k/a Quellos Brokerage Services, LLC)

December 31, 2005

Contents

Untracht Early
Certified Public Accountants & Consultants

INDEPENDENT AUDITOR'S REPORT

To the Member of
CFT Securities, LLC

We have audited the accompanying statement of financial condition of CFT Securities, LLC (f/k/a Quellos Brokerage Services, LLC) (the "Company") as of December 31, 2005, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934 and Regulation 1.16 of the Commodity Exchange Act. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

As discussed in Note 4, the financial position of the Company is affected by allocations of expenses and other transactions with the parent company, Quellos Group, LLC. Accordingly, the financial position is not necessarily that which would have been achieved had the Company operated on an independent basis.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of CFT Securities, LLC (f/k/a Quellos Brokerage Services, LLC) as of December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

Untracht Early LLC

Florham Park, New Jersey
February 24, 2006

Untracht Early LLC
325 Columbia Turnpike • Florham Park, New Jersey 07932
973-408-6700 Fax: 973-408-9275
www.untracht.com

CFT Securities, LLC
(f/k/a Quellos Brokerage Services, LLC)
Statement of Financial Condition
December 31, 2005

Assets

Cash and cash equivalents	$	721,346
Fees receivable		399,000
Prepaid expenses		239,060
Property and equipment, net of accumulated depreciation of $153,944		11,900
Total assets	$	1,371,306

Liabilities and Member's Equity

Distribution payable	$	31,500
Accounts payable		26,252
Accrued expenses		25,000
Total liabilities		82,752
Member's equity		1,288,554
Total liabilities and member's equity	$	1,371,306

See accompanying notes to financial statement.

CFT Securities, LLC
(f/k/a Quellos Brokerage Services, LLC)
Notes to Financial Statement
December 31, 2005

(1) *Organization and business*

CFT Securities, LLC (the "Company") formerly existed as Quellos Brokerage Services, LLC and was a wholly owned subsidiary of Quellos Group, LLC ("QGL"). Pursuant to an Equity Interest Purchase Agreement (the "Purchase Agreement"), dated October 25, 2005, and effective December 30, 2005, the membership interest of QGL, in the Company was purchased by Burgundy Group, LLC. On December 30, 2005, Quellos Brokerage Services, LLC changed its name to CFT Securities, LLC. The Company is a fully disclosed introducing securities broker dealer registered with the Securities and Exchange Commission (the "SEC") and is a member of the National Association of Securities Dealers, Inc (the "NASD") and the Securities Investor Protection Corporation. The Company is an introducing broker under the Commodity Exchange Act and is exempt from Section 4d(2) under this Act. Additionally, the Company is a member of the National Futures Association and the Municipal Securities Rulemaking Board. At December 31, 2005 the Company was a wholly owned subsidiary of Burgundy Group, LLC (the "Parent").

(2) *Summary of significant accounting policies*

Use of estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts and disclosures in the financial statements. Actual results could differ from those estimates.

Accounting for securities transactions
The Company operates pursuant to SEC Rule 15c3-3(k) (2) (ii) (the "Customer Protection Rule"). It does not hold customer funds or safekeep customer securities. As such, a portion of the Company's revenue consists of commissions earned from order execution business cleared by Bear Stearns Securities Corp. ("Bear Stearns") or referred to other broker dealers, which it records on a trade-date basis. The Company also receives a portion of the interest earned by Bear Stearns from the Company's clients. Such interest is accrued as earned and recorded as interest and other on the statement of operations.

Cash and cash equivalents
The Company considers amounts due from banks and all highly liquid investments, including those with an initial maturity of three months or less, not held for sale in the normal course of business and cash on deposit in interest-bearing accounts with the clearing broker to be cash equivalents.

(2) ***Summary of significant accounting policies (continued)***

Revenue recognition
The financial statement of the Company is prepared on the accrual basis of accounting, accordingly, fee income is recognized when earned.

Property and equipment
Property and equipment are recorded at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the related assets.

Expenditures for repairs and maintenance are charged to operations as incurred. Additions and improvements are capitalized.

Income taxes
No provision for federal or state income taxes has been made in the accompanying financial statement since such liabilities are the responsibility of the member.

(3) ***Property and equipment***

Property and equipment consists of the following:

Computer and equipment	$	108,588
Furniture and fixtures		57,256
Less: accumulated depreciation		(153,944)
	$	11,900

(4) ***Related party transactions***

Pursuant to a common paymaster agreement between QGL and the Company, the Company was allocated certain shared expenses excluding payroll and payroll related expenses. During the year, QGL participated in the management of the Company's affairs and provided, at allocated cost, support for the Company's operations, including facilities and administrative activities. Accordingly, the revenue and expenses recorded by the Company are not necessarily the same as would have been achieved if the Company had operated on an independent basis. QGL was reimbursed by the Company for its share of the allocated expenses. At December 31, 2005, the payable related to QGL totaled $5,614.

(5) Financial instruments with off-balance-sheet credit risk and concentrations of credit risk

As a securities broker, the Company's transactions are executed with and on behalf of customers. The Company introduces these transactions for clearance to a clearing firm on a fully disclosed basis.

In the normal course of business, the Company's customer activities involve the execution of securities transactions and settlement by its clearing broker. The agreement between the Company and its clearing broker provides that the Company is responsible for all required customer payments, maintenance of the margin in each margin account, payment of any unsecured debit balances, payment and delivery of "when issued" transactions, and delivery of securities in good form related to nonperformance of its customers. These activities may expose the Company to off-balance-sheet credit risk in the event the customer is unable to fulfill its contractual obligations. In the event a customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill the customer's obligations, or the clearing broker has the right to execute purchases and sales if the Company declines to act.

The Company seeks to control off-balance-sheet credit risk by monitoring its customer transactions, properly training and supervising personnel, reviewing information it receives from its clearing broker on a daily basis, and reserving for doubtful accounts when necessary.

(6) Net capital requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2005, the Company had net capital of $1,036,771 which was $936,771 in excess of its required net capital of $100,000. The Company's aggregate indebtedness to net capital ratio was .08 to 1.

(7) *Equity compensation arrangements*

Equity Incentive Plan

QGL had in place an Equity Incentive Plan (the "Plan"), which provided for the granting of nonqualified options to purchase membership interests of QGL. During 2005, 12,000 options were granted under the Plan at an exercise price of $12.35. The value of the options granted under the Plan was measured based on the intrinsic value at each reporting date and recorded as compensation expense of the Company and a liability of QGL, the options were amortized over the vesting period for each grant. As of June 30, 2005 the former employees of the Company tendered 42,657 options that were fully vested and forfeited 34,843 options that were unvested, under the Plan, at exercise prices ranging from $8.68 - $9.31. The vested value of these options owed to the former employees is the obligation of QGL. Thus, a liability for the intrinsic value of the tendered options is recorded on the balance sheet of QGL, which will be reduced as payments are made to the former option holders. As of December 31, 2005, the value has not been paid to the former option holders.

Equity Awards

Additional membership interests ("Equity Awards") were granted outside of the Plan to senior employees of the Company by QGL. During 2005, 131,000 Equity Awards were granted by QGL at a weighted average fair value of $2.46. The fair value of these awards was estimated at the time of the grant based on the Black-Scholes option-pricing model and recorded by the Company as compensation expense and a liability by QGL. The grants were amortized over the vesting period for each grant. As of June 30, 2005, the senior employees of the Company voluntarily withdrew all vested Equity Awards from QGL in the amount of $1,256,116 and forfeited unvested awards in the amount of $278,143. Since the Equity Awards were issued by QGL, the value of the withdrawn Equity Awards will remain as an equity balance on the books of QGL until the value has been distributed to the withdrawn members. As of December 31, 2005, the value has not been distributed to the former members.

(8) *Potential claim*

Per the terms of the Purchase Agreement for the acquisition of the Company, QGL agreed that, immediately after the closing, the Company would have a certain amount of capital as defined in the agreement. The Company believes that, as a consequence of certain tax issues, QGL took distributions from the Company prior to closing which caused the Company's capital to be less than the agreed upon amount. The Company has advised QGL of this claim. The parties are currently discussing the amount, if any, due to the Company from QGL.

(9) Subsequent event

On February 7, 2006, the Parent assigned over to the Company the lease for the new office space that the Company currently occupies. The lease term is for 5 years and provides for annual rental of $84,825, plus the Company's share of property taxes, maintenance costs and utilities.

Untracht Early
Certified Public Accountants & Consultants

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL STRUCTURE

To the Member of
CFT Securities, LLC

In planning and performing our audit of the financial statement of CFT Securities, LLC (the "Company"), for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statement and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC) and Regulation 1.16 under the Commodity Exchange Act, we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) and Regulation 1.16 in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3 and for determining compliance with the exemptive provisions of 4d(2) and Regulation 30.7 under the Commodity Exchange Act. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of the financial statement in conformity with generally accepted accounting principles. Rule 17a-5(g) and Regulation 1.16(d)(2) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Untracht Early LLC
325 Columbia Turnpike • Florham Park, New Jersey 07932
973-408-6700 Fax: 973-408-9275
www.untracht.com

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statement being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 or Regulation 1.16 under the Commodity Exchange Act in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Untracht Early LLC

Florham Park, New Jersey
February 24, 2006